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                                                                    Exhibit 99.1


                                                                          134933
                                                                   PRESS RELEASE

[LAMONDIALE GROUPE GRAPHIC]                                      [AEGON GRAPHIC]



AEGON HAS ACQUIRED A 20% STAKE IN LA MONDIALE PARTICIPATIONS
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Further to the announcement of their European alliance on September 5, 2002, LA
MONDIALE, the mutual French specialist in life insurance and pensions, and AEGON, the multinational life insurance group, obtained all regulatory approvals for AEGON to acquire an initial 20% stake in La Mondiale Participations.




Safe harbor
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of the United States of America. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.
These forward-looking statements involve risks and uncertainties, including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Paris, The Hague, 27 December 2002
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Inquiries:

LA MONDIALE                                     AEGON N.V.
Press contacts                                  Group Communications
Laure Le Roch                                   Tel +31 (0)70 344 83 44
Tel +33 (0)1 44 94 67 54                        E-mail groupcom@aegon.nl
E-mail laure.leroch@lamondiale.com                     ----------------
       ---------------------------              www.aegon.com
www.lamondiale.com                              -------------
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